UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form S-8 (File No. 333-203384, 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Introductory Note

This Report on Form 6-K is being furnished in connection with the completion of the previously announced Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 12, 2025 (the “Merger Agreement”), by and among Check-Cap Ltd., an Israeli company (“Check-Cap” or the “Company”), MBody AI Corp. (“MBody AI”), a Nevada corporation, and CC Merger Sub Inc. (the “Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Check-Cap.

Consummation of the Merger

On August 26, 2026 (the “Effective Time”), Merger Sub merged with and into MBody AI (the “Merger”), with MBody AI surviving the Merger as a wholly-owned subsidiary of Check-Cap, pursuant to the Merger Agreement and upon the terms and subject to the conditions set forth therein, and the Merger was completed.

At the Effective Time, each share of common stock of MBody AI issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.07971678051816 ordinary shares of the Company, par value NIS 48.00 per share (“Ordinary Shares”). No cash consideration was paid to the shareholders of MBody AI in connection with the Merger. As a result of the Merger, the former shareholders of MBody AI received an aggregate of approximately 12,379,581 Ordinary Shares, representing approximately 90% of the Company’s issued and outstanding Ordinary Shares, immediately following the closing of the Merger.

Following the closing of the Merger, the Company continues to be a publicly traded company, and its Ordinary Shares continue to be listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MBAI.”

The Merger constitutes a business combination that results in a “Change of Control” pursuant to Nasdaq Listing Rule 5110(a). Accordingly, the Company submitted an initial listing application to Nasdaq, which was approved on August 21, 2026.

In connection with the closing of the Merger, the Business Combination Agreement entered into with Apollo Technology Capital Corporation, formerly known as Nobul AI Corp. (“Apollo”), a private Ontario corporation, dated March 25, 2024, was terminated upon the closing of the Merger, and the outstanding loans to Apollo in an aggregate principal amount of approximately $16.3 million (the “Apollo Loans”) were exchanged for common shares representing a 7.5% equity interest in Apollo, and the Apollo Loans were cancelled for no further consideration effective as of the closing of the Merger.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was previously included as Exhibit 99.4 to the Company’s Report on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on September 12, 2025 and is incorporated herein by reference.

Changes in Company’s Executive Management Team and Board

In connection with the closing of the Merger, (i) David Lontini resigned as the Company’s Interim Chief Executive Officer and John Fowler was appointed as the Company’s Chief Executive Officer, and (ii) Alan Lewis resigned as the Company’s Chief Financial Officer and Tim Hayden was appointed as the Company’s Chief Financial Officer, in each case effective as of the closing of the Merger. Mr. Lontini remains a member of the Board of Directors of the Company (the “Board”) following the closing of the Merger.

John Fowler is a corporate lawyer and public-company chief executive officer. Mr. Fowler served as President & Chief Executive Officer of The Supreme Cannabis Company (TSX / TSX-V) from 2014 to 2019, where he built the business into a nationally recognized brand and raised over C$250 million in capital. Supreme was subsequently acquired by Canopy Growth (NYSE: CGC) for approximately US$430 million in 2021. Mr. Fowler has been a Young Presidents’ Organization (YPO) member of YPO Toronto Chapter since 2019. Licensed to practice law in Ontario since 2013, Mr. Fowler holds a J.D. from the University of Ottawa and a B.A. from the University of Toronto.

Tim Hayden is a Certified Public Accountant and a Chartered Accountant (Ontario, Canada) with over 20 years of experience across corporate finance, business development, operations, and merger and acquisition. Mr. Hayden served at Agrify Corporation (Nasdaq: AGFY) as Senior Vice President of Corporate Development in 2022, subsequently as Chief Revenue Officer, and as Interim Chief Financial Officer. From 2019 to 2022, he held several roles at Vivo Cannabis Inc., a Canadian licensed cannabis producer, including Vice President of Corporate Development, Chief Business Development Officer, and Chief Operating Officer. Earlier, Mr. Hayden served at Deloitte Canada (2017–2019), KPMG UK LLP and BDO UK LLP. Mr. Hayden holds a B.A. in Accounting from Rhodes University.

In addition, effective as of the closing of the Merger, each of Messrs. Carlos Cheung, Michael Hutton and Daniel Kokiw (collectively, the “Departing Directors”) resigned as a member of the Board, and Regan McGee, John Fowler, Scott Walters, Kai Sorensen, Anurag Sharma and Ghaleb El Masri (collectively, the “New Directors”) were appointed to the Board such that following the closing of the Merger, the Board consists of seven members. The Board has determined that each of Messrs. Ghaleb El Masri, Anurag Sharma, Kai Sorensen, and Scott Walters are “independent” pursuant to Rule 5605(a)(2) of the rules of Nasdaq.

Effective upon the closing of the Merger, the committees of the Board constitute as follows:

●	Audit Committee: Kai Sorensen, Ghaleb El Masri and Scott Walters.

●	Compensation Committee: Anurag Sharma, Ghaleb El Masri and Scott Walters.

●	Nominating Committee: Anurag Sharma, Kai Sorensen and Scott Walters.

The resignation of Messrs. Lontini and Lewis and the Departing Directors was not because of any disagreement with management or the Board on any matter relating to the Company’s operations, policies or practices. There is no family relationship between Mr. Fowler or Mr. Hayden and any director or executive officer of the Company, and there are no transactions involving Mr. Hayden and the New Directors requiring disclosure under Item 404(a) of Regulation S-K.

Each of Mr. Hayden and the New Directors have entered into a standard indemnification agreement with the Company, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ John Fowler
Name:	John Fowler
Title:	Chief Executive Officer

Date: August 26, 2026

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